UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GARRISON CAPITAL INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
366554 10 3
(CUSIP Number)
Joseph Tansey c/o Garrison Capital Inc. 1350 Avenue of the Americas New York, NY 10019 (212) 372-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366554-10-3
1	Name of Reporting Person Joseph Tansey
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 19,035
	8	Shared Voting Power 66,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,401,188
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,401,188
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percentage of Class Represented by Amount in Row (11) 32.2%
14	Type of Reporting Person IN

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Garrison Capital Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1350 Avenue of the Americas, New York, NY 10019.

 Item 2.  Identity and Background.

(a)	This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, by Joseph Tansey (“Mr. Tansey”).

(b)	The business address of Mr. Tansey is c/o Garrison Capital Inc., 1350 Avenue of the Americas, New York, NY 10019.

(c)	Mr. Tansey is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and also serves as a member of the investment committee of the Issuer. In addition, Mr. Tansey also serves as President of Garrison Investment Group LP (“Garrison Investment Group”). The address of the principal executive offices of Garrison Investment Group and the Issuer is 1350 Avenue of the Americas, New York, NY 10019.

(d)	During the last five years, Mr. Tansey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Tansey has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Tansey is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

On April 2, 2013, Garrison Capital Advisers Holdings MM LLC (“Garrison Capital Advisers Holdings MM”), an entity controlled by Mr. Tansey together with Steven Stuart, purchased 66,667 shares of Common Stock for an aggregate amount of $1,000,005 using corporate funds of Garrison Capital Advisers Holdings MM.

Although he does not currently intend to do so, Mr. Tansey may seek to borrow funds to finance subsequent purchases of shares of Common Stock.

Item 4.   Purpose of Transaction.

Garrison Capital Advisers Holdings MM acquired 66,667 shares of Common Stock solely for investment purposes.

Item 5.   Interest in Securities of the Issuer.

As of the date hereof, Mr. Tansey may be deemed to be the beneficial owner of 5,401,188 shares of Common Stock, representing 32.2% of the total issued and outstanding shares of Common Stock.  All percentages set forth in this statement on Schedule 13D are based upon the 16,758,779 shares of Common Stock issued and outstanding as of April 2, 2013. As set forth below, Mr. Tansey’s beneficial ownership of 5,401,188 shares of Common Stock is comprised of his indirect beneficial ownership of the 5,401,188 shares of Common Stock owned directly by Garrison Capital Advisers Holdings MM, GSOF-SP LLC, GSOF-SP II LLC, GSOF-SP DB LLC, GSOF LLC, GSOIF Corporate Loan Pools Ltd., Garrison Capital Offshore Ltd., Garrison Capital Fairchild I Ltd. and Garrison Capital Fairchild II Ltd.

Mr. Tansey indirectly beneficially owns 66,667 shares of Common Stock through investments in Garrison Capital Advisers Holdings MM, which directly owns 66,667 shares of Common Stock. Due to his control and ownership interest in Garrison Capital Advisers Holdings MM, Mr. Tansey may be viewed as having shared voting power and shared dispositive power over all of the 66,667 shares of Common Stock owned directly by Garrison Capital Advisers Holdings MM.

Mr. Tansey also indirectly beneficially owns 19,035 shares of Common Stock through investments in GSOF LLC and Garrison Capital Offshore Ltd., which directly own 342,330 and 2,430,539 shares of Common Stock, respectively.  Mr. Tansey has sole voting power over these 19,035 shares of Common Stock, as the voting rights to the Common Stock owned by each entity have been passed through to the members or limited partners of each entity.

Mr. Tansey is a control person of Garrison Investment Group and its affiliates. Garrison Investment Group or one of its affiliates serves as investment adviser to GSOF-SP LLC, GSOF-SP II LLC, GSOF-SP DB LLC, GSOF LLC, GSOIF Corporate Loan Pools Ltd., Garrison Capital Offshore Ltd., Garrison Capital Fairchild I, Ltd. and Garrison Capital Fairchild II Ltd., which directly own 601,605, 316,374, 522,424, 342,330, 205,892, 2,430,539, 338,086 and 577,271 shares of Common Stock, respectively.  Each entity received shares of Common Stock in exchange for the limited liability company interests each entity owned in Garrison Capital LLC, the Issuer’s predecessor entity, upon the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on October 9, 2012.  Due to his control of Garrison Investment Group, Mr. Tansey may be viewed as having shared dispositive power over all of the 5,334,521 shares of Common Stock owned directly by such entities, although voting rights to the Common Stock have been passed through to the members or limited partners of each entity.  Mr. Tansey disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

Mr. Tansey may make purchases of the Issuer’s securities in the open market, in private transactions or otherwise, depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments.  Mr. Tansey reserves the right to dispose of some or all of his shares of Common Stock in the open market, in private transactions or otherwise.

Item 6.  Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Each of the 5,401,188 shares of Common Stock over which Mr. Tansey has beneficial ownership is subject to a lock-up agreement that provides, among other things, that such shares shall not be offered, pledged, sold or otherwise disposed of for a restricted period of 180 days after March 26, 2013, unless certain waivers are obtained.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2013
Date

/s/ Joseph Tansey
Signature

Joseph Tansey
Name